Exhibit 99.1

New Pacific Intersects 205 Meters Grading 123 Grams Per Tonne Silver in Step-out Drilling at the Carangas Project, Bolivia

VANCOUVER, BC, May 30, 2023 /CNW/ - New Pacific Metals Corp. ("New Pacific" or the "Company") (TSX: NUAG) (NYSE American: NEWP), together with its local Bolivian partner, reports assay results of the first 21 drill holes from its 2023 Q1 drill program at its Carangas Silver-Gold Project, Oruro Department, Bolivia (the "Carangas Project" or the "Project"). Detailed results and drill hole specifications are listed in Tables 1 and 2, and Figure 1.

The 2023 Q1 drilling was a continuation of the 2022 drilling campaign at the Carangas Project. It was originally budgeted as 15,000 meters of diamond core drilling, infilling areas drilled in 2021-2022 and stepping out beyond these previously drilled areas. This drilling program started on schedule in January 2023 and was expanded based on encouraging results and is now complete. A total of 17,623 meters in 39 holes was drilled up to the end of April 2023. Each of the 39 holes intersected mineralization. To date, assay results of the first 21 holes have been received with the remaining holes pending.

HIGHLIGHTS OF DRILL RESULTS

DCAr0171 intersected a wide interval of silver mineralization measuring 205.6 m (76.8 m to 282.4 m) grading 123 g/t Ag, 0.44% Pb and 0.84% Zn, including 77.6 m (126.1 m to 203.7 m) grading 242 g/t Ag, 0.71% Pb and 1.30% Zn. This step-out hole was drilled through fluvial sediment cover to the southwest of the South Dome and implies that shallow silver mineralization remains open to the southwest, beyond the previously drilled West Dome-Central Valley-East Dome corridor.

DCAr0170 was drilled at the western limit of the Central Valley near the West Dome and intersected a wide interval of silver mineralization measuring 292.8 m starting near surface (9.2 m to 302 m) grading 58 g/t Ag, 0.39% Pb and 0.84% Zn, including 80.39 m (9.2 m to 89.59 m) grading 173 g/t Ag, 0.77% Pb and 1.08% Zn.

DCAr0154 intersected an interval of silver mineralization measuring 93.7 m (69.5 m to 163.2 m) grading 50 g/t Ag, 0.20% Pb and 0.53% Zn, including 13.05 m (72.4 m to 84.45 m) grading 280 g/t Ag, 0.36% Pb and 0.83% Zn. To depth, multiple intervals of gold mineralization were intersected, represented by 233.66 m (500.24 m to 733.9 m) grading 0.65 g/t Au and 107.1 m (774.24 m to 881.34 m) grading 0.84 g/t Au. This hole was drilled to test the eastern extension of gold mineralization at depth and the gold intervals in this hole indicate that gold mineralization remains open to the east.

DCAr0151 intersected an interval of silver mineralization measuring 66.76 m starting near surface (6.14 m to 72.9 m) grading 55 g/t Ag and 0.31% Pb, and a second silver interval of 3.63 m (266.13 m to 269.76 m) grading 215 g/t Ag, 0.45% Pb and 0.54% Zn. This hole was drilled in the upper portion of the East Dome.

INAUGURAL MINERAL RESOURCE ESTIMATE

The Company engaged consulting firm RPMGlobal Canada Limited for technical services regarding a National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") mineral resource estimate report for the Carangas Project. The qualified person (as defined in NI 43-101) from RPMGlobal Canada Limited completed his site visit at the end of March 2023. The resource estimation will commence once assay results of all drill holes are available and the completed resource estimate is expected in the third quarter of 2023.

INTERIM GEOLOGICAL MAPPING PROGRAM

The project technical team is currently conducting detailed surface geological mapping and sampling to refine drill targets over the induced polarization ("IP") chargeability anomalies beyond the previously drilled areas (Figure 2). This mapping program is planned for the interim period before the expected resumption of drilling activities in the second half of 2023. These IP chargeability anomalies demonstrate a geophysical signature similar to the one observed in the drilled-off area of the Central Valley which hosts the bulk silver-gold mineralization discovered at the Carangas Project.

Figure 1 Simplified geology and drill plan map of the Carangas Project

Figure 1 Simplified geology and drill plan map of the Carangas Project (CNW Group/New Pacific Metals Corp.)

Figure 2 Geological mapping areas over IP chargeability anomalies

Figure 2 Geological mapping areas over IP chargeability anomalies (CNW Group/New Pacific Metals Corp.)

Table 1 Summary of Drill Intercepts
Hole_ID		Depth_from	Depth_to	Interval_m	Ag_g/t	Au_g/t	Pb_%	Zn_%	Cu_%	AgEq_g/t
DCAr0151		6.14	72.90	66.76	55		0.31	0.04	0.01	67
		233.25	234.49	1.24	130		0.03	0.03	0.02	134
		266.13	269.76	3.63	217		0.45	0.54	0.06	254
DCAr0152		6.00	47.78	41.78	42		0.40	0.25	0.01	63
		69.25	125.28	56.03	21		0.38	0.94		63
		140.14	148.35	8.21	11		0.37	0.92		53
		177.30	213.11	35.81	9	0.03	0.44	0.82	0.03	54
		242.70	302.00	59.30	16	0.18	0.21	0.58	0.03	57
		311.78	315.92	4.14	1	0.97	0.01	0.07		73
		325.27	365.29	40.02	6	0.51	0.08	0.27	0.03	56
		378.20	422.32	44.12	5	0.59	0.01	0.04	0.04	53
		436.71	483.92	47.21	2	0.61	0.01	0.04	0.02	49
		510.00	517.50	7.50	0	0.78		0.03		58
		523.50	531.90	8.40	6	1.15	0.01	0.04	0.09	99
		576.10	597.17	21.07	1	0.01	0.03	0.82		31
		650.00	682.82	32.82	25	0.22	0.05	0.02	0.08	51
		697.84	748.00	50.16	3	0.89	0.01	0.03	0.13	81
		787.50	802.42	14.92	10	0.87		0.01	0.41	115
DCAr0153		2.14	138.37	136.23	26		0.22	0.56	0.01	53
		150.80	165.36	14.56	7		0.62	1.19	0.02	67
		191.45	356.50	165.05	6	0.27	0.34	0.80	0.01	63
		380.74	386.00	5.26	6	0.61	0.01	0.07	0.06	59
		409.00	422.00	13.00	19	0.14	0.15	0.28	0.15	58
		440.70	464.00	23.30	8	0.40	0.02	0.04	0.16	55
		482.22	610.15	127.93	5	0.59	0.02	0.03	0.04	53
		659.52	720.90	61.38	6	0.30	0.04	0.21	0.17	53
		755.70	833.67	77.97	4	0.08	0.07	0.51	0.02	31
DCAr0154		16.30	43.16	26.86	14		0.37	0.09		28
		69.50	163.20	93.70	50		0.20	0.53	0.02	75
	incl.	72.40	85.45	13.05	280		0.36	0.83	0.01	319
		209.50	219.25	9.75	6	0.09	0.97	0.60		61
		289.95	368.36	78.41	4	0.17	0.22	0.40		36
		378.10	408.00	29.90	5	0.16	0.17	0.33		32
		452.00	460.12	8.12	5	0.10	0.13	0.36		28
		500.24	733.90	233.66	8	0.65	0.01	0.13		59
		747.00	756.50	9.50	2	0.41	0.00	0.01		32
		774.24	881.34	107.10	5	0.84	0.01	0.01		65
DCAr0155		1.84	137.25	135.41	11		0.37	0.37	0.01	35
DCAr0156		24.00	28.28	4.28	22		0.82	0.07	0.07	56
		44.58	48.60	4.02	38		1.87	0.07	0.01	97
		65.00	74.00	9.00	45		0.47	0.02		59
		81.37	88.10	6.73	25		0.61	0.02	0.01	44
		102.50	105.00	2.50	26		0.19	0.05	0.01	34
		150.85	173.50	22.65	4		0.48	0.12	0.01	23
		270.45	278.80	8.35	56		0.39	0.04	0.01	70
DCAr0157		3.23	15.42	12.19	18		0.29	0.02	0.01	29
		41.97	139.12	97.15	16		0.56	0.03		34
		159.50	172.32	12.82			1.01	1.34	0.01	76
DCAr0158		125.00	129.50	4.50	31		0.14	0.50	0.01	52
		172.45	187.38	14.93	27		0.21	0.30	0.01	44
		240.38	241.84	1.46	62		0.07	0.12		68
		273.50	275.00	1.50	57		0.15	0.15	0.06	72
		299.00	303.00	4.00	67		0.10	0.11	0.06	79
DCAr0159		5.00	39.10	34.10	35		0.57	0.03		53
DCAr0160		6.70	28.20	21.50	31		0.26	0.02	0.01	39
		75.50	109.89	34.39	23		0.27	0.04	0.01	33
		125.00	152.00	27.00	19		0.36	1.32	0.02	77
DCAr0161		6.90	57.90	51.00	59		0.16	0.05	0.01	67
		153.50	155.00	1.50	116		0.09	0.06	0.04	125
		225.50	252.50	27.00	18		0.05	0.11	0.01	24
DCAr0162		75.47	79.39	3.92	31		0.76	1.27		97
		97.20	125.35	28.15	31		0.21	0.65	0.02	61
		136.27	154.20	17.93	9		0.31	0.78	0.05	50
		207.50	225.00	17.50	5	0.04	0.47	0.54		39
		287.10	304.31	17.21	7	0.18	0.53	0.72	0.02	62
		321.22	329.88	8.66	3	0.08	0.40	0.96		53
		392.87	399.50	6.63	18	0.56	0.13	0.19	0.08	77
		427.45	600.35	172.90	14	0.97	0.06	0.02	0.09	94
		631.12	645.17	14.05	6	0.81	0.01	0.02	0.06	70
		658.20	663.95	5.75	0	1.29		0.01		93
		673.67	717.87	44.20	2	1.08	0.00	0.01	0.05	85
		734.00	754.50	20.50	2	0.71	0.01	0.01	0.03	57
		796.40	819.70	23.30	1	0.84		0.03	0.02	63
DCAr0163		5.60	59.50	53.90	22		0.46	0.05	0.01	38
		70.00	197.25	127.25	37		0.63	0.12	0.01	60
	incl.	137.40	149.30	11.90	123		0.82	0.24	0.01	156
	incl.	179.90	195.90	16.00	198		0.55	0.23	0.01	222
DCAr0164		7.50	19.50	12.00	14		0.13	0.22		25
		77.65	164.60	86.95	12		0.14	0.48	0.02	34
		187.00	252.97	65.97	4	0.03	0.31	0.48		31
		271.90	308.60	36.70	5	0.15	0.44	0.74	0.01	54
		373.80	406.63	32.83	6	0.07	0.12	0.48	0.02	33
		423.40	628.10	204.70	8	0.64	0.03	0.08	0.04	61
		683.50	713.75	30.25	2	0.61	0.01	0.02	0.05	52
		767.00	821.24	54.24	6	1.61	0.00	0.01	0.14	135
DCAr0165		72.27	144.80	72.53	21		0.21	0.76		53
		170.20	180.70	10.50	7		0.05	0.45	0.01	24
		235.56	263.40	27.84	6		0.30	0.81		42
DCAr0166		1.00	53.10	52.10	13		0.25	0.27		30
		65.00	69.00	4.00	56		0.18	0.55		80
		88.00	146.90	58.90	19		0.26	0.75		53
		162.01	236.80	74.79	10	0.03	0.29	0.50	0.01	38
		251.50	314.87	63.37	6	0.16	0.53	0.96	0.01	67
		330.78	347.08	16.30	4	0.02	0.22	0.48	0.05	33
		390.77	414.50	23.73	3	0.22	0.08	0.18	0.04	31
		419.00	428.00	9.00	1	0.61	0.00	0.03	0.01	47
		451.90	466.57	14.67	2	1.05	0.09	0.27	0.03	92
		476.70	485.65	8.95	10	2.54	0.05	0.07	0.04	199
		511.70	515.56	3.86	14	1.49	0.03	0.03	0.14	136
		611.50	620.90	9.40	7	0.15	0.03	0.76	0.06	50
		700.70	709.15	8.45	1	0.10	0.01	1.01	0.01	43
		774.75	785.80	11.05	4	0.72	0.00	0.03	0.18	75
		791.20	798.10	6.90	2	0.32	0.00	0.02	0.24	51
DCAr0167		5.00	73.30	68.30	25		0.56	0.06		44
		98.30	119.00	20.70	10		0.66	0.11		33
		140.00	143.91	3.91	9		1.16	0.09	0.01	46
DCAr0168		62.75	104.80	42.05	18		0.30	0.58		47
		120.80	138.60	17.80	33		0.16	0.61		59
		175.87	186.00	10.13	19		0.12	0.35		34
		197.30	219.44	22.14	8		0.36	0.71	0.01	44
		237.70	269.80	32.10	28		0.97	1.37	0.08	109
DCAr0169		14.80	74.67	59.87	31		0.82	0.06		57
DCAr0170		9.20	302.00	292.80	58		0.39	0.84	0.02	99
	incl.	9.20	89.59	80.39	173		0.77	1.08	0.05	236
DCAr0171		76.80	282.40	205.60	123	0.02	0.44	0.84	0.02	167
	incl.	126.10	203.70	77.60	242	0.01	0.71	1.30	0.03	310
		311.35	406.35	95.00	9		0.36	0.92	0.02	57

Notes:
1.	Drill location, altitude, azimuth, and dip of drill holes are provided in Table 2
2.	Drill intercept is core length, and grade is length weighted. True width of mineralization is unknown due to early stage of exploration without adequate drill data.
3.	Calculation of silver equivalent ("AgEq") is based on the long-term median of the August 2021 Street Consensus Commodity Price Forecasts, which are US$22.50/oz for Ag, US$0.95/lb for Pb, US$1.10/lb for Zn, US$3.40/lb for Cu, and US$1,600/oz for Au. The formula used for the AgEq calculation is as follows: AgEq = Ag g/t + Pb g/t * 0.0029 + Zn g/t * 0.00335 + Cu g/t * 0.01036 + Au g/t * 71.1111. This calculation assumes 100% recovery.
4.	A cut-off of 20 g/t AgEq is applied to calculate the length-weighted intercept. At times, samples lower than 20 g/t AgEq may be included in the calculation of consolidation of mineralized intercepts.

Table 2 Summary of Drill Holes of Discovery Drill Program of Carangas Project
Hole_id	Easting	Northing	Altitude	Depth_m	Azimuth (°)	Dip (°)	Target
DCAr0151	539617.75	7905215.10	4013.81	300.00	20	-45	ED
DCAr0152	539311.30	7905343.30	3911.21	821.00	252	-75	CV
DCAr0153	539324.98	7905302.65	3917.54	836.00	252	-67	CV
DCAr0154	539487.76	7905479.04	3921.69	900.00	249	-66	CV
DCAr0155	538797.69	7905700.86	4063.33	140.00	120	-40	WD
DCAr0156	539684.64	7905129.41	4036.00	302.00	20	-45	ED
DCAr0157	538799.21	7905701.13	4063.35	206.00	60	-40	WD
DCAr0158	539517.04	7905105.86	3969.15	323.00	20	-45	ED
DCAr0159	538841.19	7905736.01	4068.83	152.00	7	-40	WD
DCAr0160	538841.30	7905734.87	4068.79	152.00	156	-40	WD
DCAr0161	539663.65	7905221.91	4023.46	293.00	20	-45	ED
DCAr0162	539403.94	7905455.30	3924.08	848.00	252	-67	CV
DCAr0163	538842.50	7905735.25	4068.85	200.00	110	-40	WD
DCAr0164	539412.79	7905417.33	3930.76	821.00	252	-70	CV
DCAr0165	539247.76	7905094.61	3908.82	302.00	20	-45	ED
DCAr0166	539400.87	7905371.39	3935.30	848.00	247	-75	CV
DCAr0167	538843.04	7905735.85	4068.79	152.00	81	-40	WD
DCAr0168	539276.07	7905026.84	3910.53	302.00	20	-45	ED
DCAr0169	538841.68	7905740.16	4068.79	152.00	50	-40	WD
DCAr0170	538946.49	7905288.56	3905.72	302.00	20	-45	WD
DCAr0171	538631.00	7905028.49	3905.09	420.00	48	-59	SD
Note:	1. Drill collar coordinate system is WGS1984 UTM Zone 19S
	2. Coordinate of drill collar is picked with Real Time Kinematics (RTK) GPS except hole DCAr0036 which is by handheld GPS
	3. CV - Central Valley; WD - West Dome; ED - East Dome; SD - South Dome

QUALITY ASSURANCE AND QUALITY CONTROL

The Company maintains tight sample security and quality assurance and quality control for all aspects of its exploration program at the Carangas Project. Drill core is logged, photographed and split on-site by the company and stored under secure conditions until being shipped in security-sealed bags by New Pacific staff in Company vehicles, directly from the project to ALS Global in Oruro, Bolivia for preparation, and ALS Global in Lima, Peru for geochemical analysis. ALS Global is an ISO 17025 accredited laboratory independent from New Pacific. All samples are first analyzed by a multi-element ICP package (ALS code ME-MS41) with ore grade specified limits for silver, lead, and zinc, further analyzed using ALS code OG46. Further silver samples over specified limits are analyzed by gravimetric analysis (ALS code of GRA21). Gold is assayed first by ICP and then by fire assay with AAS finish (ALS code of Au-AA25). Certified reference materials, various types of blank samples and duplicate samples are inserted into normal drill core sample sequences prior to delivery to the laboratory for preparation and analysis. The overall ratio of quality control samples in sample sequences is around twenty percent.

QUALIFIED PERSON

The scientific and technical information contained in this news release has been reviewed and approved by Alex Zhang, P. Geo., Vice President of Exploration (the "Qualified Person"), who is a qualified person for the purposes of NI 43-101. The Qualified Person has verified the information disclosed herein using standard verification processes, including the sampling, preparation, security and analytical procedures underlying such information, and is not aware of any significant risks and uncertainties or any limitations on the verification process that could be expected to affect the reliability or confidence in the information discussed herein.

ABOUT NEW PACIFIC

New Pacific is a Canadian exploration and development company with precious metal projects in Bolivia. The Company's flagship project, the Silver Sand Silver Project, has released its inaugural preliminary economic assessment (the "PEA") results in January 2023. The PEA study shows a post-tax NPV (5% discount) of US$726 million with an IRR of 39%, underpinned by a total silver production of 171 million ounces over 14 years of mine life. At the recently discovered Carangas Silver-Gold Project, a resource drilling program of more than 50,000 meters was completed in 2021-2022. The third project, the Silverstrike Silver-Gold Project, had a 6,000 meter discovery drill program in June 2022.

For further information, please contact:

Andrew Williams, President
New Pacific Metals Corp.
Phone: (604) 633-1368 Ext. 236
U.S. & Canada toll-free: 1-877-631-0593
E-mail: invest@newpacificmetals.com
For additional information and to receive company news by e-mail, please register using New Pacific's website at www.newpacificmetals.com.

CAUTIONARY NOTE REGARDING RESULTS OF PRELIMINARY ECONOMIC ASSESSMENT

The PEA study results of the Silver Sand Project are preliminary in nature and are intended to provide an initial assessment of the project's economic potential and development options. The PEA mine schedule and economic assessment includes numerous assumptions and is based on both indicated and inferred mineral resources. Inferred resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the project economic assessments described herein will be achieved or that the PEA results will be realized. The estimate of mineral resources may be materially affected by geology, environmental, permitting, legal, title, socio-political, marketing or other relevant issues. Mineral resources are not mineral reserves and do not have demonstrated economic viability. Additional exploration will be required to potentially upgrade the classification of the inferred mineral resources to be considered in future advanced studies. AMC Mining Consultants (Canada) Ltd. (mineral resource, mining, infrastructure and financial analysis) was contracted to conduct the PEA in cooperation with Halyard Inc. (metallurgy and processing), and NewFields Canada Mining & Environment ULC (tailings, water and waste management). The qualified persons (as defined in NI 43-101) for the PEA are Mr. Wayne Rogers P.Eng and Mr. Mo Molavi P.Eng both Principal Mining Engineers with AMC Mining Consultants (Canada) Ltd, Mr. Andy Holloway P.Eng, Process Director with Halyard Inc., and Mr. Leon Botham P.Eng., Principal Engineer with NewFields Canada Mining & Environment ULC. This is in addition to Ms. Dinara Nussipakynova, P.Geo., Principal Geologist with AMC Consultants (Canada) Ltd. who estimated the mineral resources. All such qualified persons have reviewed the technical content of the January 9, 2023, news release for the Silver Sand Project deposit and have approved its dissemination. The PEA is based on the updated mineral resource estimate in respect of the Silver Sand Project, which was reported on November 28, 2022 and has an effective date October 31, 2022. The cut-off applied for reporting the pit-constrained mineral resources is 30 g/t silver. Assumptions made to derive a cut-off grade included mining costs, processing costs and recoveries and were obtained from comparable industry situations. The model is depleted for historical mining activities. Mineral resources are constrained by optimized pit shells at a silver price of US$22.50 per ounce, silver metallurgical recovery of 91%, silver payability of 99%, open pit mining cost of US$2.6/t, processing cost of US$16/t, G&A cost of US$2/t, and slope angle of 44-47 degrees. Key assumptions used for pit optimization for the PEA mining pit include silver price of US$22.50 per ounce, silver metallurgical recovery of 91%, silver payability of 99%, open pit mining cost of US$2.6/t, incremental mining cost of US$0.04/t (per 10 m bench), processing cost of US$16/t, tailing storage facility operating cost of US$0.7/t, G&A cost of US$2/t, royalty of 6.00%, mining recovery of 92%, dilution of 8%, and cut-off grade of 30 g/t silver.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Such statements include, but are not limited to statements regarding: anticipated timing for the commencement and outcome of the inaugural mineral resource estimation for the Project; anticipated timing for the mapping program for the Project; anticipated exploration, drilling, development, construction, and other activities or achievements of the Company; timing of receipt of permits and regulatory approvals; estimates of the Company's revenues and capital expenditures; and other future plans, objectives or expectations of the Company.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: global economic and social impact of COVID-19; fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, general economic conditions, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management, uncertainties relating to the availability and costs of financing needed in the future, environmental risks, operations and political conditions, the regulatory environment in Bolivia and Canada; risks associated with community relations and corporate social responsibility, and other factors described under the heading "Risk Factors" in the Company's Annual Information Form for the year ended June 30, 2022 and its other public filings. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information.

The forward-looking statements are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this news release that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates, assumptions, beliefs, expectations and options include, but are not limited to, those related to the Company's ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company's ability to meet or achieve estimates, projections and forecasts; the stabilization of the political climate in Bolivia; the Company's ability to obtain and maintain social license at its mineral properties; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits, including the ratification and approval of the Mining Production Contract with COMIBOL by the Plurinational Legislative Assembly of Bolivia; the ability of the Company's Bolivian partner to convert the exploration licenses at the Carangas Project to AMC; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Although the forward-looking statements contained in this news release are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements. All forward-looking statements in this news release are qualified by these cautionary statements. Accordingly, readers should not place undue reliance on such statements. Other than specifically required by applicable laws, the Company is under no obligation and expressly disclaims any such obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise except as may be required by law. These forward-looking statements are made as of the date of this news release.

CAUTIONARY NOTE TO US INVESTORS

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada which differ from the requirements of United States securities laws. The technical and scientific information contained herein has been prepared in accordance with NI 43-101, which differs from the standards adopted by the U.S. Securities and Exchange Commission (the "SEC"). Accordingly, the technical and scientific information contained herein, including any estimates of mineral reserves and mineral resources, may not be comparable to similar information disclosed by U.S. companies subject to the disclosure requirements of the SEC.

Additional information relating to the Company, including the Company's Annual Information Form, can be obtained under the Company's profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company's website at www.newpacificmetals.com.

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SOURCE New Pacific Metals Corp.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/May2023/30/c7185.html

%CIK: 0001369085

CO: New Pacific Metals Corp.

CNW 07:30e 30-MAY-23